Exhibit 16.1

August 14, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated August 14, 2024, of Sonendo, Inc. and are in agreement with the statements contained in the first, second, third, and fourth paragraphs. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP